  EXHIBIT 99.1

NXT Energy Solutions Inc. Announces Board of Director Changes

CALGARY, AB, December 16, 2024 – NXT Energy Solutions Inc. (“NXT” or the "Company") (TSX:SFD; OTC QB:NSFDF) today announced that. John Tilson has retired from the Board of Directors (the “Board”), and that Jeffrey S. Tilson has been appointed to the Board.

John Tilson is a substantial long-term shareholder of NXT and has served on the Board since 2015.  His depth of experience and focus on results have provided invaluable guidance to the Company. The Board will miss his advice and mentorship and wishes him well in his retirement.

Jeffrey Tilson is the son of John Tilson and will carry on a tradition of support for NXT.  He holds a Bachelor of Science degrees in Finance and Information Systems E-Commerce from California State University-Long Beach and has worked as an Investment Advisor for over 23 years.  Since 2012 he has managed his own referral-only investment consulting firm, JST Investment Consulting Inc., a Registered Investment Advisor.  Jeff has successfully served in leadership roles on the boards of non-profit organizations and will bring finance, customer focus and leadership skills to the Board. Jeff and his wife have significant shareholdings in NXT and Jeff is a trustee for the Tilson Family Trust.

Bruce G. Wilcox, CEO of NXT Energy, noted, “While we will miss John’s formal participation as an NXT director, we expect to continue profiting by his experience and advice in an informal capacity.  It has been an honor to have him on the Board. I have the greatest respect for John and his views.  Also, over the years I have gotten to know Jeff as a highly skilled financial professional with great expertise and integrity. Our Company will benefit from his knowledge and experience.”

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Michael Baker
Investor Relations
302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4
+1 403 264 7020
nxt_info@nxtenergy.com
www.nxtenergy.com